EXHIBIT 10.26

                                    AGREEMENT

   THIS AGREEMENT (this "Agreement") is made as of the 23rd day of September 2003 between PROGENICS PHARMACEUTICALS, INC. ("Progenics"), a Delaware corporation, having an address at 765 Old Saw Mill River Road, Tarrytown, New York 10591 ,and EMISPHERE TECHNOLOGIES, INC. ("Emisphere"), a Delaware corporation, having an address at 765 Old Saw Mill River Road, Tarrytown, New York 10591.

                              W I T N E S S E T H :

   WHEREAS, Emisphere entered into a Lease dated as of March 31, 1997 (the "Original Lease"), for certain premises shown on Exhibit A of the Original Lease in the Linde Building (765 Old Saw Mill River Road) (the "Linde Building") and the Spine Building (777 Old Saw Mill River Road) (the "Spine Building") located within the project (the "Project") known as The Landmark at Eastview, in the Towns of Mt. Pleasant and Greenburgh, New York, as the Original Lease was amended by the Amendment of Lease dated as of January 31, 1999, as further amended by additional Amendments of Lease dated as of July 31, 2000 (two separate amendments of such date), May 30, 2001, February 11, 2002, and January 24, 2003 (collectively, as amended, the "Lease"), which Lease covers certain premises in the Linde Building and the Spine Building as more particularly described in the Original Lease and the amendments thereto (collectively, the "Premises"); and

   WHEREAS, EMISPHERE is to surrender a portion of the Premises to EASTVIEW HOLDINGS LLC, (the "Landlord") and will be released and excused from performing certain of its obligations under the Lease with respect to certain spaces within the Premises located in the Spine Building and the Linde Building (collectively, the "Surrender Space"), which Surrender Space is comprised of the following spaces: (i) approximately 13,912 r.s.f. of space on the first floor of the Spine Building and approximately 7,222 r.s.f. of space on the Mezzanine level of the Linde Building as such spaces are shown on Schedules A-1 and A-2 attached hereto (collectively, "Surrender Space A"); (ii) approximately 7,888 r.s.f. of space on the first floor of the Spine Building as shown on Schedule B attached hereto ("Surrender Space B") and (iii) approximately 2,056 r.s.f. of space on the first floor of the Spine Building as shown on Schedule C attached hereto ("Surrender Space C").

   WHEREAS, Progenics intends to lease the Surrender Space from the Landlord under the terms of a separate agreement hereinafter referred to as the "Progenics Lease"; and

   WHEREAS, certain outstanding issues remain between Progenics and Emisphere, which the parties intend to resolve by this Agreement;

   NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the mutual receipt and legal sufficiency of which are hereby acknowledged, Emisphere and Progenics agree as follows:

        1. All capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to them in the Lease.

        2.(a)   On or before the dates set forth below, (each such date, a
"Surrender Date") Emisphere shall vacate and surrender possession of the applicable Surrender Space to Landlord and shall surrender all of its right, title and interest in and to such Surrender Space under the Lease, except as set forth in the Seventh Amendment of Lease between Emisphere and Landlord. It is understood that Progenics shall take possession of the Surrender Space on the dates set forth below.

         Surrender Space                Surrender Date
         ---------------                --------------
         Surrender Space A:             October 23, 2003
         Surrender Space B:             December 15, 2003.
         Surrender Space C:             March 1, 2004

        (b) Emisphere acknowledges and agrees that this Agreement is being entered into by the parties in connection with a lease of the Surrender Space to Progenics (the "Progenics Lease"). The effectiveness of this Agreement is conditioned upon the

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execution and delivery of the Progenics Lease by Progenics and Landlord. In the
event the Progenics Lease has not been executed and delivered by Progenics and Landlord on or before the earliest Surrender Date, the earliest Surrender Date (and any later Surrender Date that shall have occurred) shall be postponed until thirty days after Progenics and Landlord have executed and delivered the Progenics Lease. In the event the Progenics Lease has not been executed and delivered by Landlord and Progenics by October 31, 2003, either party may terminate this Agreement upon five (5) days prior written notice to the other party.

        3. The parties agree that should Surrender Space "A-2" become available prior to the date set forth for Surrender Space "A", Progenics shall accept Surrender Space "A-2" on forty eight (48) hours facsimile notice to Rob McKinney, Vice President, at 914-789-2817 and to Philip Yachmetz, General Counsel at 914-789-2856. The parties shall notify the Landlord as to the date of transfer of the Surrender Space. If Emisphere has paid the rent for Surrender Space "A-2" prior to the Surrender Date set forth above, Progenics shall reimburse Emisphere for the pro-rata Fixed Rent and Additional Charges previously paid by Emisphere to Landlord within ten (10) days of notification of the transfer of Surrender Space "A-2".

        4. Emisphere shall pay all Fixed Rent and Additional Charges accruing under the Lease with respect to the Surrender Space through and including the applicable Surrender Date in accordance with the Emisphere Lease. Progenics shall pay all Fixed Rent and Additional Charges as set forth in the Progenics Lease commencing on the Surrender Date, or earlier as set forth above.

        5. Progenics will accept the Surrender Space in "as is" condition, subject to the Furniture and Equipment remaining on the Premises at the request of Progenics, as set forth in Exhibit "A" annexed hereto. In the event Progenics makes all Furniture Payments due through August 31, 2012 as set forth below, Emisphere will convey any and all right, title and interest to the Furniture and Equipment effective as of August 31, 2012.

        6. On each applicable Surrender Date, Progenics agrees to assume responsibility for all obligations and liabilities set forth in the Progenics Lease with respect to such Surrender Space accruing on or after the applicable Surrender Date. Emisphere shall have no obligation to perform any work in, or to otherwise alter or improve the Surrender Space, or to pay Progenics any sum toward any such work, alterations or improvements with respect to the Surrender Space.

        7. Progenics and Emisphere agree that, prior to August 31, 2007, Progenics will not make any structural changes to the Surrender Premises without first obtaining Emisphere's consent, which consent shall not be unreasonably withheld or delayed, and which consent shall be granted or denied within 10 days of the date Progenics delivers notice of such alteration to Emisphere, along with a copy of the plans for such alteration that are delivered to Landlord simultaneously under the terms of the Progenics Lease. Emisphere acknowledges that Progenics intends to install a bio-reactor, together with ancillary facilities, in Surrender Space "B".

        8. Progenics and Emisphere each represent and warrant to the other that it has not dealt with any broker in connection with this Agreement other than Insignia/ESG and LCOR Asset Management L.P. (collectively, the "Brokers"). The execution and delivery of this Agreement by each party shall be conclusive evidence that such party acknowledges that the other party has relied upon the foregoing representation and warranty. Progenics and Emisphere shall indemnify and hold harmless the other from and against any and all claims for commission, fee or other compensation by any person (other than the Brokers), who claims to have dealt with such party in connection with this Agreement and for any and all costs incurred by the indemnified party in connection with such claims, including, without limitation, reasonable attorneys' fees and disbursements. This Paragraph shall survive the expiration or earlier termination of the Lease or this Agreement. Notwithstanding anything to the contrary in this Paragraph 8, Emisphere shall indemnify and hold harmless Progenics from and against any and all claims for a commission, fee or other compensation by Insignia/ESG (and its successors and assigns), as well as any costs, expenses and liabilities and reasonable attorneys' fees and expenses incurred in connection therewith arising out of this Agreement and the lease of the Surrender Space to Progenics for the rental of the Premises through the period ending August 31, 2007, but not including any claim for a commission due on the Progenics Lease for that portion of the Progenics Lease after August 31, 2007 (unless a commission is claimed pursuant to a written agreement signed by Emisphere.) 9. Progenics acknowledges and agrees that, under the terms of the Progenics Lease, Progenics has agreed to pay to Landlord the amounts set forth below for the use of certain furniture and equipment in Surrender Space "A" and "B". Such payments are hereinafter referred to as the "Furniture Payment", which are deemed part of the Fixed Rent under the Progenics Lease. Progenics agrees to make such Furniture Payment to the Landlord as a portion of the Fixed Rent and additional charges under the Progenics Lease. The Furniture Payment shall be as follows:

        (a) $158,505 per annum ($13,208.75 per month) from the Commencement Date to and including August 31, 2007; and

        (b) $105,670.00 per annum ($8,805.84 per month) from September 1, 2007 to and including December 31, 2009; and

        (c) Provided that Progenics exercises its option to extend the Progenics Lease beyond December 31, 2009, the sum of $63,402 per annum ($5,283.50 per month) from January 1, 2010 to and including August 31, 2012.

        (d) $0 after August 31, 2012.

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        10. Landlord has agreed to provide Emisphere with notice of Progenics'
failure to pay the Furniture Payment/Fixed Rent to Landlord if such payment is not received within 30 days after the date the Furniture Payment is due. If Landlord does not receive the Furniture Payment in a timely manner as set forth in the Progenics Lease, Landlord has agreed to demand such Furniture Payment from Progenics by letter, a copy of which is to be delivered to Emisphere. Emisphere shall be deemed a third party beneficiary to the Progenics Lease as it relates to Progenics' agreement to pay Landlord the Furniture Payment. Emisphere shall have the right to bring an action against Progenics to enforce Progenics obligation to pay the Furniture Payment to Landlord under the terms of this Agreement, and may join any action brought by the Landlord under the terms of the Progenics Lease.

        11. Progenics agrees to provide Emisphere with a UCC-1 and Security Agreement on all furniture and equipment remaining on the Premises on the Surrender Date as set forth on Exhibit "A" hereto, to secure Progenics' obligation to make the Furniture Payments.

        12. In the event of default under the Progenics Lease for the payment of Fixed Rent for a period in excess of thirty days, Emisphere may, under the terms of this Agreement, commence an action based on such failure to pay. In the event Progenics fails to make two Furniture Payments to Landlord, Emisphere may accelerate all payments due under this Agreement through December 31, 2012, discounted to present value at an interest rate equal to one (1%) percent over the Libor Rate as reported in the Wall Street Journal on the last business day of the month in which the second event of default occurs. The only defenses Progenics may assert in any action under this provision, shall be the defense of
(a) payment under the Progenics Lease, or (b) failure to deliver the Furniture and Equipment set forth on Exhibit "A" upon delivery of possession of the Premises to Progenics. Progenics must notify Emisphere within thirty (30) days of the Surrender Dates as set forth above if Emisphere has failed to deliver the Furniture and Equipment set forth on Exhibit "A" or Progenics will be deemed to have waived this defense. Progenics shall indemnify and hold harmless Emisphere from and against any and all costs and expenses, including reasonable attorneys fees and expenses, arising out of or related to any action commenced by Emisphere against Progenics with respect to the then unpaid Furniture Payment, the UCC-1 and the Security Agreement, and all cost and expenses, including reasonable attorneys fees and expenses, in connection with enforcing this indemnification.

        13. Emisphere acknowledges and agrees that the air-handler unit (the "Air Handler") that provides heating and air conditioning service (the "HVAC Service") to Surrender Space B is operated and maintained by Emisphere and that Emisphere is hereby required to continue to provide HVAC Service to Surrender Space B during the term of Emisphere's Lease in quantities necessary to provide for the comfortable occupancy of Surrender Space B by the occupants of such space. Emisphere shall continue to be liable to Landlord for the cost of all of the electric power used by the Air Handler as provided in the Lease. Progenics agrees to pay to Landlord an amount equal to Progenics' pro rata share of the cost of providing the HVAC service to Surrender Space B based on a measurement of the airflow provided to the Surrender Space B. Such payments are hereinafter referred to as the "HVAC Payment". Landlord agrees to pay to Emisphere or credit Emisphere's Fixed Rent in an amount equal to the HVAC Payment, but only to the extent the HVAC Payment is paid to Landlord by Progenics. Landlord agrees to cooperate with Tenant in the enforcement of Tenant's rights as third party beneficiary under this Agreement, as well as any rights Tenant may seek to assert under any other additional documents executed or instruments filed with respect to the HVAC Payment. If Landlord does not receive the HVAC Payment in a timely manner, Landlord has agreed to demand such HVAC Payment from Progenics by letter, a copy of which is to be delivered to Emisphere. Landlord has agreed to provide Emisphere with notice of Progenics' failure to pay the HVAC Payment to Landlord if such payment is not received within 20 days after the date such payment is due. Tenant shall be deemed a third party beneficiary to the agreement by Progenics to pay Landlord the HVAC Payment, and Tenant shall have the right to bring an action against Progenics to enforce Progenics obligation to pay the HVAC Payment to Landlord. In the event Progenics fails to make three
(3) HVAC payments during the course of this Agreement, Tenant shall be permitted to provide notice by letter to Progenics that Progenics must construct its own air handler unit for the Premises, at Progenics cost and expense. In the event Progenics does not comply with such demand within thirty days of said notice, Tenant shall be entitled to commence any action at law or in equity, as well as move for specific performance of this provision in any court of competent jurisdiction in New York State, and Progenics shall assert no defense to this action, provided Emisphere has provided the HVAC Service. Progenics shall indemnify and hold harmless Emisphere from and against any and all costs and expenses, including reasonable attorneys fees and expenses, arising out of or related to any action commenced by Emisphere against Progenics with respect to any unpaid HVAC Payment and the Security Agreement, and all cost and expenses, including reasonable attorneys fees and expenses, in connection with enforcing this indemnification.

        14. Notwithstanding anything to the contrary contained herein, in the event that Emisphere fails for any reason other than due to "force majeure" (as defined below) to provide the HVAC Service to Surrender Space "B" and as a result Surrender Space "B" are rendered untenantable, in addition to all of Tenant's other rights and remedies at law or in equity, Tenant shall be entitled to offset against the Furniture Payment an amount equal to the Rent for Surrender Space "B" for the period from the date Surrender Space "B" becomes untenantable through the date when the required HVAC Service is restored, provided, however, that the foregoing offset right shall not apply from and after the date that the Emisphere's lease expires or earlier terminates and Landlord assumes responsibility for such HVAC Service. As used herein, the term "force majeure" shall mean events beyond Emisphere's reasonable control in accordance with the description set forth in Section 41.04 of the Lease.

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        15. Landlord has agreed to provide approximately 3,000 square feet of space on the C-level of the Spine Building in order that Emisphere may commence a build-out of that area (the "Build Out"). Progenics agrees to pay to Emisphere the actual costs associated with the Build-Out; however said sum to be expended by Progenics shall not exceed $100,000.00. Progenics agrees to pay the following approximate sums (adjusted based on actual contracts entered into by Emisphere, (copies of which Emisphere shall provide to Progenics prior to commencement of each stage of construction) for construction of the additional space, directly to Emisphere within ten (10) days of the commencement of each stage of construction.

             A.   Demolition/Carpentry/ Doors/Finishes              $ 35,000.00

             B.   Electrical/Data/Communication                     $ 20,000.00

             C.   Mechanical                                        $  5,000.00

             D.   Architectural                                     $  5,000.00

             E.   High Density Shelving                             $ 35,000.00

   Emisphere shall provide invoices for all work to be completed with respect to the Build-Out and shall, promptly after completion of the Build Out, refund to Progenics any amount paid pursuant to this Section in excess of the actual, out-of-pocket costs of the Build Out.

        16. Progenics acknowledges and agrees that Emisphere's IT/telecom personnel shall have access to the satellite closets located in Surrender Space "A" until such time as Emisphere has surrendered Surrender Space "B". Emisphere has agreed to access such satellite closets during business hours on telephonic notice to Progenics. In addition, Progenics acknowledges and agrees that Emisphere shall have access through Surrender Space "A" to Surrender Space "C", on telephonic notice to Progenics until Surrender Space "C" is delivered to Progenics.

        17. This Agreement shall not be binding upon or enforceable against Progenics or Emisphere unless and until Progenics and Emisphere shall have each executed and unconditionally delivered to the other an executed counterpart of this Agreement. This Agreement may not be amended, modified or changed except in writing executed by both parties.

        18. This Agreement may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

        19. This Agreement shall be governed by, and construed and interpreted in accordance with, New York law, without regard to conflicts of law principles.

        20. All notices and demands hereunder shall be in writing and shall be served in person, by prepaid certified United States Mail, return receipt requested, or by nationally recognized overnight courier, as follows:

   If to Emisphere:

                            Emisphere Technologies, Inc.
                            765 Old Saw Mill River Road
                            Tarrytown, New York 10591
                            Attention: Shepard Goldberg
                                       Senior Vice President, Operations

                   With a copy to:

                            Emisphere Technologies, Inc.
                            765 Old Saw Mill River Road
                            Tarrytown, New York 10591
                            Attention: Michael Blumenthal, Esq.

   If to Progenics:

                            Progenics Pharmaceuticals, Inc.
                            777 Old Saw Mill River Road
                            Tarrytown, New York 10591
                            Attention: Philip Yachmetz, General Counsel

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   IN WITNESS WHEREOF, Progenics and Emisphere have duly executed this Agreement as of the day and year first written above.

                                            PROGENICS PHARMACEUTICALS, INC.


                                            By /s/ Robert A. McKinney
                                               Name: Robert A. McKinney
                                               Title: Vice President


                                            EMISPHERE TECHNOLOGIES, INC.


                                            By /s/ Shepard M. Goldberg
                                               Name: Shepard M. Goldberg
                                               Title: SVP, Operations

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

STATE OF NEW YORK           )
                            ) ss.:
COUNTY OF WESTCHESTER       )

   On the 23rd day of September in the year 2003 before me, the undersigned, personally appeared Robert A. McKinney, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is
(are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity (ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.


                                     /s/ Loretta Miraglia
                                     -----------------------
                                     Notary Public


STATE OF NEW YORK )
                            ) ss.:
COUNTY OF WESTCHESTER       )

   On the 23rd day of September in the year 2003 before me, the undersigned, personally appeared Shepard M. Goldberg, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is
(are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity (ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.


                                     /s/ Loretta Miraglia
                                     -----------------------
                                     Notary Public

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